Contact

www.linkedin.com/in/gototedhuffman (LinkedIn)
www.addion.com (Company)

Top Skills

Sales Management
Customer Relationship Management (CRM)
Product Marketing

Honors-Awards

Google Premier Partner

Publications

Addion Blog

Ted Huffman

Online advertising leader | marketing director | revenue growth
Bellevue, Washington, United States

Summary

Online advertising executive with 15+ years of experience, who has expertise in online marketing, revenue growth, enterprise analytics, strategic advertising platforms.

ACCOMPLISHMENTS
• Produced over $500,000,000 in bottom line revenue for hundreds of clients online over a 15 year period
• Hired and trained team members now at organizations including Google, Microsoft, Netflix, Apple
• Winner of multiple advertising awards – OMMA best campaign, Inc500, Inc5000, Entrepreneur Hot100
• Patent holder at first paid search engine (Goto.com later acquired by Yahoo)

CORE COMPETENCIES
Web Analytics expert | Google Tag Manager | Programmatic Real-Time Buying | SEM Expert | SEO Expert | Team Mentor | Exceptional Communicator | Startup Advisor | Board Member | Strategic Ad Tech Expert | eCommerce Expert | B2B & B2C Deep Background | Leader for SAAS startups, agencies, marketplaces, leadgen companies

LEADERSHIP PRINCIPLES
Accept blame and give rewards | Clear communication of objectives & milestones | Mentor rather than manage | Optimize and pivot quickly | Track everything relentlessly | We not me

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Experience

Addion
President
June 2012 - Present (10 years 7 months)
Bellevue, Washington, United States

Online Strategic Campaign Management 80% | Sales & Business Development 20%

• Oversaw all paid search/social, SEO, programmatic & affiliate campaigns. Managed millions in annual spend across dozens of clients.
• Responsible for all account growth and satisfaction with 95% retention rate.
• Train team members on all best practices, including new hires.
• Liason at C-level with clients and managing all network relationships (Google, Microsoft, Facebook, Analytics, Affiliates)

hobbyDB
Board Member
2014 - Present (8 years)

Strategic advisor and board member. Direct mentoring of CMO, advising on revenue generation, business model and product/market fit.

Ionic Media
Co-Founder & Managing Director
July 2002 - September 2012 (10 years 3 months)

Online Campaign Management 30% | Team Management 30% | Sales & Business Development 20% | Seminar Speaking & Process Improvement 20%

• P&L responsibility for over $500m in direct client revenue
• Mentor and manager for most account managers and associates
• Responsible for identifying and executing account best practices
• Responsible for client growth and satisfaction
• Created and spun off new business lines in lead generation, creative services, SAAS products

Overture
Director of Internal Applications, Director of Technology Planning
April 1999 - April 2002 (3 years 1 month)

Technical team management 40% | Technical project management 35% | Technology Mergers & Acquisition 15% | Technical Architect 10%

• Built and managed database and customer service platforms & teams for first paid search engine
• Member of Management Team
• Author on several US patents
• Part of M&A team vetting companies such as Looksmart for acquisition

• Managed all technology projects from business specification through to final execution

GoTo.com (Overture/Yahoo Search Marketing)
Director of Internal Applications
1999 - 2002 (3 years)

Directed development of enterprise internal and external systems. Responsibilities included technology architecture design and implementation, team management, scaling systems & databases, hiring, firing and performance reviews.

Overture Services
Director of Technology Planning
1999 - 2002 (3 years)

Accenture
Senior Manager, Technology
September 1996 - April 1999 (2 years 8 months)

Assisted largest retailer in the UK to identify future strategy and architectural requirements for retail pharmacy group. Led establishment of retail bank franchise under company brand. Ran strategic assessment workshop with C-level leadership to identify critical business and technical capabilities required to undertake a banking expansion.
Acted as lead technical architect for Merrill Lynch on global restructuring of investment operations into a commercial banking entity, along with quantifying technical implications of relocating banking headquarters from New York to Dublin. Acted as liaison with CIOs in London, Paris and New York.

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Education

Georgetown College
B.A., English · (1986 - 1989)

California State University, Northridge
MA, Speech Communications · (1989 - 1991)